Exhibit 3.1 - Articles of Incorporation

Restated Articles of Incorporation
of
Adsouth Partners, Inc.

ONE: The name of the corporation is Adsouth Partners, Inc.

TWO: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Nevada Corporations
Code.

THREE: (a) The total number of shares of capital stock which this Corporation is authorized to issue is seventy million (70,000,000) shares of which:

(i)  ten million (10,000,000) shares shall be designated as Common Stock, and shall hare a par value of $.0001 per share; and

(ii)  sixty million (60,000,000) shares shall be designated as Common Stock, and shall have a par value of $.0001 per share; and

(b)  The Board of Directors is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors and as are not stated and expressed in these Articles of Incorporation, or any amendment thereto, including (but without limiting the generality of the foregoing) the following:

(i)   The designation of such series;

(ii)  The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the preferences or relation which such dividends shall bear to the dividends payable on any other class or classes or of any other series of capital stock, whether such dividends shall be cumulative or non-cumulative;

(iii)  Whether the shares of such series shall be subject to redemptions by the Corporation, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(iv)  The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(v)  Whether or not the hares of such series shall be convertible into or exchangeable for shares of any other class or classes or series of capital stock or other securities of the Corporation, and, if provisions be made for conversion or exchange, the times, prices, rates, adjustments and to the terms and conditions of such conversion or exchange;

(vi)  The extent, if any, to which the holders of the shares of such series shall be entitled to vote, as a class or otherwise, with respect to the elections of the directors or otherwise, and the numbers of votes to which the holder of each share of such series shall be entitled;

(vii)  The restrictions, if any, on the issue or reissue of any additional shares or series of Preferred Stock; and

(viii)  The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation.

I

Exhibit 3.1 - Articles of Incorporation

(b) No holder of any stock of the Corporation of any class or series now or hereafter authorized, shall , as such holders, be entitled as of right to purchase or subscribe for any shares of stock of the Corporation of any call or any series new or hereafter authorized, or any securities convertible into or exchangeable for any such shares, or any warrants, options, rights or other instruments evidencing rights to subscribe for, or purchase, any such shares, whether such shares, securities, warrants, options, rights or to other instruments be unissued or issued and thereafter acquired by the Corporation.

FOUR: The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada law.

II